

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 7, 2007

via U.S. mail and facsimile

Mr. Edwin D. Johnson
Chief Financial Officer
Waste Services, Inc.
1122 International Blvd., Suite 601
Burlington, Ontario, Canada L7L 6Z8

> **RE:** **Waste Services, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2006**
> **Filed March 6, 2007**
> **Form 8-K/A#1**
> **Filed May 31, 2007**
> **Form 10-Q for the Quarterly Period ended June 30, 2007**
> **Filed July 26, 2007**
> **Form 8-K/A#2**
> **Filed September 10, 2007**
> **Form 10-Q for the Quarterly Period ended September 30, 2007**
> **Filed November 1, 2007**
> **File No. 000-25955**

Dear Mr. Johnson:

We have reviewed your response letter dated November 20, 2007, to our letter dated November 7, 2007, and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed May 31, 2007 and September 10, 2007

1. We have reviewed your response to our prior comment 1. We continue to believe that the exclusion of interest income from the significance test does not appear consistent with the guidance in Article 3-05 of Regulation S-X. We repeat our prior comment to revise the Form 8-K to include two years of audited financial statements. Otherwise, if you choose not to include audited financial statements for the year ended December 31, 2005, the Company will not be able to go effective with any registration statement until the missing audited year would no longer be required, which would be 2009.

June 29, 2007 Transaction

2. We appreciate your response to our prior comment 2. In consideration that the company does not pay U.S. income taxes and has over $100 million of unused NOL's, we continue to believe that the existence of income tax payments is not a reasonable assumption in estimating the incremental future cash flows that Waste Services Inc. will receive as a result of the acquisition. Your conclusion that the measurement of fair value only incorporates the assumptions that a market place participant would use appears to be contrary to paragraph B105 of SFAS 141. Please restate your financial statements in your Form 10-Qs for the quarterly periods ended June 30, 2007 and September 30, 2007 to revise the fair value of your acquisition on June 29, 2007 to not deduct "blended income taxes" from the cash flow estimates.

3. We remind you that when you file your restated Form 10-Qs for the quarterly periods ended June 30, 2007 and September 30, 2007, you should appropriately address the following:
    *   full compliance with SFAS 154, paragraphs 25 and 26,
    *   fully update all affected portions of the document, such as MD&A,
    *   Item 4. disclosures that include the following:
        o a discussion of the restatement and the facts and circumstances surrounding it,
        o how the restatement impacted the CEO and CFO's conclusions regarding the effectiveness of their disclosure controls and procedures,
        o changes to internal controls over financial reporting, and
        o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
        Refer to Items 307 and 308(c) of Regulation S-K.
    *   updated certifications.

In addition, in your revised Form 10-Q's, please include your revisions in response to the comments included in our letters dated August 20, 2007, October 5, 2007, and November 7, 2007, that you responded that you would revise in future filings.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief